EXHIBIT 14.1

Fidelity National Financial, Inc.

Code of Ethics for
Senior Financial Officers

I. Introduction

     The Board of Directors of Fidelity National Financial, Inc. (with its subsidiaries, the “Company”) has adopted this code of ethics (this “Code”) applicable to its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer (the “Covered Officers”) to:

•	promote honest and ethical conduct, including the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations; and

•	deter wrongdoing.

II. Covered Officers Should Act Honestly and Candidly

     Each Covered Officer owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

     Each Covered Officer must:

•	Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies.

•	Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

•	Adhere to a high standard of business ethics.

III. Covered Officers Should Avoid Conflicts of Interest

     A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a Covered Officer takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a Covered Officer, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company.

     Service to the Company should never be subordinated to personal gain and advantage.

     Each Covered Officer must:

•	Avoid conflicts of interest wherever possible.

•	Discuss any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest with the Company’s General Counsel.

•	In the case of Covered Officers other than the Chief Executive Officer, obtain the prior written approval of the General Counsel for all material transactions or relationships that could reasonably be expected to give rise to a conflict of interest. The General Counsel will submit a list of those approvals semi-annually to the Audit Committee for its review.

•	In the case of the Chief Executive Officer, obtain the prior written approval of the Audit Committee for all material transactions that could reasonably be expected to give rise to a conflict of interest.

     Some clear conflict of interest situations that should always be approved by the General Counsel or, in the case of the Chief Executive Officer, the Audit Committee, if material, include the following:

•	any significant ownership interest in any supplier or customer;

•	any consulting or employment relationship with any customer, supplier or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell.

     Anything that would present a conflict for a Covered Officer would likely also present a conflict if it is related to a member of his or her family.

IV. Disclosure

     Each Covered Officer is required to be familiar with and comply with the Company’s disclosure controls and procedures applicable to him or her so that the Company’s public reports and documents filed with the Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each Covered Officer having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

     Each Covered Officer must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

V. Compliance

     It is the Company’s policy to comply with all applicable laws and governmental rules and regulations. It is the personal responsibility of each Covered Officer to adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

VI. Reporting and Accountability

     The Audit Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Covered Officer who becomes aware of any existing or potential violation of this Code is required to notify the General Counsel promptly. Failure to do so is itself a violation of this Code.

     Each Covered Officer must also refrain from retaliating against any employee or other Covered Officer for reports of potential violations that are made in good faith.

     The Audit Committee shall take all action it considers appropriate to investigate any violations reported to it. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee.

     The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

•	Violations and potential violations will be reported by the General Counsel to the Audit Committee after appropriate investigation.

•	The Audit Committee will take all appropriate action to investigate any violations reported to it after appropriate investigation.

•	If the Audit Committee determines that a violation has occurred, it will inform the Board of Directors.

•	Upon being notified that a violation has occurred, the Board of Directors will take such disciplinary or preventive action as it deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

•	Any changes to or waivers of this Code will, to the extent required, be promptly disclosed as provided by SEC rules.

VII. Other Policies and Procedures

     The Company’s more detailed policies and procedures set forth in the Legal Compliance Program are separate requirements applying to Covered Officers and others, and are not part of this Code.